
May 7, 2014

Via E-mail
Mr. Brett A. Brown
Chief Financial Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523

Re: Inland Real Estate Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed February 28, 2014
File No. 1-32185

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

General

1. You indicate that most of your tenants are responsible for some or all of certain expenses related to your properties. Please tell us the portion of your portfolio that is subject to triple net leasing arrangements. If such portion is material in future reporting periods, please describe how you monitor tenant credit quality or advise.

Item 1. Business, page 2

General, page 2

2. We note your disclosure regarding your development plans and the joint venture with MAB. In future reporting periods where development activity is material, please disclosure the following information:

- When known, the anticipated completion date, budgeted costs and costs incurred to date.

- For completed developments, please disclose development costs per square foot.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Rental income, page 43

3. Please provide additional information regarding the fluctuations in your rental income amounts. Specifically, please expand your disclosures to quantify the amount increased as a result of increased rental rates on renewed leases, including the average percentage increase and the amount of the increase associated with new leases signed during the period. Lastly, please tell us why the end of any rent abatement periods effect rental income as you record revenue on a straight-line basis.

Portfolio Activity, page 47

4. In future Exchange Act reports, please revise your disclosure to provide data with respect to the beginning of year vacant space, end of year vacant space, and new space that becomes vacant during the reporting period.

5. We note the increase in lease expirations after 2014 from your disclosure on page 22. In future Exchange Act reports where you expect material lease expirations in the upcoming year, please briefly compare the rental rates on expiring leases to the current market rates during the reported period.

Non-GAAP Financial Measures, page 50

6. Please tell us management's basis for presenting a full non-GAAP balance sheet and income statement assuming pro rata consolidation of their equity method investments. Within your response, please reference any authoritative literature relied upon.

Financial Statements

Commitments and Contingencies, page 91

7. Please tell us how your disclosures comply with ASC 450 as it pertains to the Algonquin Commons property dispute discussed in Item 3.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Duc Dang, Special Counsel, at (202) 551-3386 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief